UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

Information Contained in this Form 6-K Report

Adjournment of Annual Meeting of Shareholders held on April 15, 2024

This current report on Form 6-K was submitted in connection with the adjournment of the annual general meeting (the “AGM”) held by DDC Enterprise Limited (the “Company”) on April 15, 2024, at 8:00 p.m., Eastern Daylight Time.

The AGM was adjourned by the Company due to lack of quorum. The Company’s Tenth Amended and Restated Articles of Association (the “Articles”) provide, at Article 66, that “No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.” Members holding less than an aggregate of one-third of all voting share capital of the Company in issue were present. Therefore, a quorum was not present. Accordingly, the Company adjourned the AGM.

The Company will reconvene the AGM on April 22, 2024, at 8:00 p.m., Eastern Daylight Time, as determined by the board of directors of the Company. Proxies which have been received would remain valid for the adjourned AGM. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business Eastern Daylight Time on March 14, 2024 are entitled to attend the adjourned AGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the Form of Proxy for Annual Meeting of Shareholders distributed in connection with the AGM.

The Company’s Articles, at Article 68, that “If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.” Therefore, if at the reconvened meeting a quorum is not present within half an hour, the AGM will be dissolved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: April 16, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer